

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Ma Biu
Chief Executive Officer
Luda Technology Group Limited
Unit H, 13/F, Kaiser Estate Phase 2
47-53 Man Yue Street
Hung Hom, Kowloon
Hong Kong

> **Re: Luda Technology Group Limited**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted January 16, 2024**
> **CIK No. 0001984124**

Dear Ma Biu:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 20, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 filed January 16, 2024

Compensation of Directors and Executive Officers, page 109

1.   Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

Certain Relationships and Related-Party Transactions, page 116

2.   We note your response to prior comment eight and reissue in part. Please ensure that you have provided the disclosure required for related party transactions since the beginning of your preceding three financial years up to the date of the registration statement. Additionally, Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering or tell us why this provision does not apply to any of the advances disclosed in this section.

Financial Statements
Consolidated Balance Sheets, page F-3

3.   We read your response to comment nine where you indicate there is no additional paid-in capital as of December 31, 2022 and 2021. However, we note in your shareholders' equity and elsewhere throughout your registration statement (e.g., footnote (1) in your Capitalization table on page 52), the ordinary shares have a $0.03 par value. Please explain and revise your disclosure(s) as necessary.

Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence Venick